EXHIBIT 21.1
List of Subsidiaries

Name	Jurisdiction	Percentage Ownership

Mapi Pharma Holding (Cyprus) Ltd.	Cyprus	100%

Mapi Pharma HK Ltd.	Hong Kong	100%*

Mapi Pharma LAB Nanjing Co. Ltd.	China	100%*

* indirectly ownership